PRECISION BIOSCIENCES, INC.

302 East Pettigrew St., Suite A-100

Durham, North California 27701

June 13, 2023

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re: PRECISION BIOSCIENCES, INC.

Registration Statement on Form S-3 (Registration No. 333-272540)

To the addressee set forth above,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-272540) (the “Registration Statement”) of Precision BioSciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 15, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Nathan Ajiashvili at (212) 906-2916.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Nathan Ajiashvili at (212) 906-2916, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

Precision BioSciences, Inc.

By: /s/ John Alexander Kelly

Name: John Alexander Kelly

Title: Chief Financial Officer

cc: Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

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